UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G


DEALERTRACK HOLDINGS INC
Common Stock
242309102
Item 1.	a.	Dealertrack Holdings, Inc.
b.	1111 Marcus Avenue
c.	Suite M04
d.	Lake Success, NY 11042

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	242309102

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	2,036,414
		b.	4.98%
		c.	1.	2,036,414
			2.	      0
			3.	2,036,414
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A